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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------
                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ------------
                         ACME-CLEVELAND CORPORATION
                          (Name of Subject Company)

                         WEC ACQUISITION CORPORATION
                             DANAHER CORPORATION
                                  (Bidders)

                    COMMON SHARES, PAR VALUE $1 PER SHARE
                    SERIES A CONVERTIBLE PREFERRED SHARES,
                              WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  004626107
                    (CUSIP Number of Class of Securities)
                                 ------------
                             PATRICK W. ALLENDER
                         WEC ACQUISITION CORPORATION
                           C/O DANAHER CORPORATION
                      1250 24TH STREET, N.W., SUITE 800
                            WASHINGTON, D.C. 20037
                          TELEPHONE: (202) 828-0850
           (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of Bidders)
                                 ------------
                                   Copy to:
                               MORRIS J. KRAMER, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                             NEW YORK, N.Y. 10022
                          TELEPHONE: (212) 735-3000

                          CALCULATION OF FILING FEE

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
  TRANSACTION                                                       AMOUNT OF
   VALUATION*                                                      FILING FEE
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
$181,920,222                                                       $36,384.04

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    *   For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $27 per Share of an aggregate of 6,737,786 Shares, consisting of 6,411,578 Common Shares, 161,374 Preferred Shares and 469,834 Shares issuable upon conversion of Options (less 305,000 shares owned by Parent or any of its affiliates). The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

    [ ] Check box if any part of the fee is offset as provided by Rule
        0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


           Amount Previously Paid:   NONE      Filing Party: N/A
           Form or Registration No.: N/A       Date Filed:   N/A

================================================================================




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   This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by WEC Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), to purchase all outstanding common shares, par value $1 per share (the "Common Shares"), and all outstanding Series A Convertible Preferred Shares, without par value (the "Preferred Shares" and, together with the Common Shares, the "Shares"), of Acme-Cleveland Corporation, an Ohio corporation (the "Company"), at a price of $27 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal
(which, as amended from time to time, together constitute the "Offer").
Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Acme-Cleveland Corporation, an Ohio corporation with its principal executive offices at 30100 Chagrin Boulevard, Suite 100, Pepper Pike, Ohio 44124-5705.

   (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a-d, g) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

   (e-f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in
Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

   (a-b) The information set forth in the Introduction, Sections 8, 9 and 11 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

   (a-b) The information set forth in the Introduction, and Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

   (d-e) The information set forth in Sections 6, 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

   (f-g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the Introduction, Sections 8 and 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

   (b)      None.

                                2




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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction and Sections 7, 8, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Introduction and Sections 11 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

   The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

   (a) The information set forth in Sections 8, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

   (b-c, e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)    Offer to Purchase, dated March 7, 1996.

   (a)(2)    Letter of Transmittal.

   (a)(3)    Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)    Summary Advertisement, dated March 7, 1996.

   (a)(8)    Press Release, dated March 7, 1996.

   (b) Credit Agreement, dated September 7, 1990, among Parent and the other banks and financial institutions listed therein (incorporated by reference to Exhibit 10(b) of Parent's
             1990 Annual Report on Form 10-K for year ended December 31, 1990).

   (c)       None.

   (d)       None.

   (e)       Not applicable.

   (f)       None.

                                3




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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 1996
                                      WEC ACQUISITION CORPORATION



                                      By: /s/ C. Scott Brannan
                                      -----------------------------------
                                          Name: C. Scott Brannan
                                          Title: Vice President Administration
                                                 and Controller

                                      DANAHER CORPORATION



                                      By: /s/ C. Scott Brannan
                                      -----------------------------------
                                          Name: C. Scott Brannan
                                          Title: Vice President and Secretary

                                4




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                                EXHIBIT INDEX

   EXHIBIT                                                                                             PAGE
   NUMBER                                         EXHIBIT NAME                                        NUMBER
-----------  ------------------------------------------------------------------------------------  ----------
(a)(1)       Offer to Purchase, dated March 7, 1996.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
(a)(7)       Summary Advertisement, dated March 7, 1996.
(a)(8)       Press Release, dated March 7, 1996.
(b)(1)       Credit Agreement, dated September 7, 1990, among Parent and the other banks and financial institutions listed therein (incorporated by reference to Exhibit 10(b)
             of Parent's 1990 Annual Report on Form 10-K for year ended December 31, 1990).